Exhibit 21

SUBSIDIARIES

Name	Jurisdiction of Organization
Hurricane, LLC	Massachusetts
ImmunoGen BioPharma (Ireland) Limited	Ireland
ImmunoGen (Bermuda) Ltd.	Bermuda
ImmunoGen Europe Limited	United Kingdom
ImmunoGen Securities Corp.	Massachusetts